CUSIP No. 06850R108	Page 1 of 5

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BARRIER THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

06850R108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes in the Form of Schedule 13G).

CUSIP No. 06850R108	Page 2 of 5

1	NAME OF REPORTING PERSON Devon Park Bioventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER -0-
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -0-
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 06850R108	Page 3 of 5

Item 1(a)	Name of Issuer:

Barrier Therapeutics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

600 College Road East, Suite 3200

Princeton, NJ 08540

Item 2(a)	Name of Person Filing:

The Reporting Person is Devon Park Bioventures, L.P. Additionally, information is included herein with respect to (i) Devon Park Associates, L.P., a Delaware limited partnership and the general partner of the Reporting Person (“Devon Park Associates”), (ii) Devon Park Associates, LLC, a Delaware limited liability company and the general partner of Devon Park Associates (“Devon Park Associates, LLC”), and (iii) Charles Moller, Marc Ostro, and Devang Kantesaria, the managing members of Devon Park Associates, LLC (the “Managing Members”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

1400 Liberty Ridge Drive, Suite 103

Wayne, PA 19087

Item 2(c)	Citizenship:

Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock.

Item 2(e)	CUSIP Number:

06850R108

Item 3.	If this Statement is filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a) (6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Not applicable.

CUSIP No. 06850R108	Page 4 of 5

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of Common Stock of the Issuer beneficially owned by each of the Reporting Person and other persons identified in Item 2(a) herein.

(a)	Amount beneficially owned: -0-

(b)	Percent of class: 0.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: -0-

Neither the filing of this Amendment No. 1 to Schedule 13G nor any of its contents shall be deemed to constitute an admission that each of the Managing Members is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person and each of the persons identified in Item 2(a) herein has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 06850R108	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2009

Devon Park Bioventures, L.P., a Delaware limited partnership
By: Devon Park Associates, L.P. its general partner
By: Devon Park Associates, LLC, its general partner

/s/ Devang Kantesaria
Name: Devang Kantesaria
Title: Managing Member